UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-37871

Gridsum Holding Inc.

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 28, 2018, PricewaterhouseCoopers Zhong Tian LLP (“PwC”), was dismissed as the independent registered public accounting firm for Gridsum Holding Inc. (“Company”) and Marcum Bernstein Pinchuk LLP (“MarcumBP”) was engaged as the Company’s independent registered public accounting firm to audit the Company’s financial statements.

The decision to authorize the dismissal of PwC and the engagement of MarcumBP was recommended by the Company’s Audit Committee and approved by the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Michael Peng Zhang
Name:	Michael Peng Zhang
Title:	Co-Chief Financial Officer

Date: June 29, 2018

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